UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2016
Commission File Number: 001-35530
BROOKFIELD RENEWABLE
PARTNERS L.P.
(Translation of registrant's name into English)

73 Front Street, 5th Floor Hamilton HM 12 Bermuda (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

EXHIBIT LIST
Exhibit
99.1                           Brookfield Renewable To Issue CDN$150 Million of Preferred Units

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
      BROOKFIELD RENEWABLE PARTNERS L.P. by
      its general partner, Brookfield Renewable Partners
      Limited

Date: May 16, 2016                                                                            By:
Name:  Jane Sheere
Title:    Secretary